                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             CABOT INDUSTRIAL TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    127072106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 with a copy to:

  Charles B. Leitner, III              Richard V. Smith, Esq.                 Elaine F. Stein, Esq.
         Principal               Orrick, Herrington & Sutcliffe LLP     Orrick, Herrington & Sutcliffe LLP
    RREEF America L.L.C.                 400 Sansome Street                      666 Fifth Avenue
       320 Park Avenue              San Francisco, CA 94111-3143                New York, NY 10103
   New York, NY 10022-6815                (415) 392-1122                          (212) 506-5000
       (212) 688-3900

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                October 28, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect for the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

-------------------------                             ------------------------
CUSIP NO.                          SCHEDULE
127072106                            13D
-------------------------                             ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CALWEST INDUSTRIAL PROPERTIES, LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      See Item 3 below
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of California
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            Not Applicable
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             3,471,681
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             Not Applicable
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          3,471,681
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,471,681 (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

CUSIP NO.                         SCHEDULE             -----------------------
127072106                            13D
                                                       -----------------------
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                     ROOSTER ACQUISTION CORP.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                  See Item 3 below

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION            State of Maryland

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            Not Applicable
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             3,471,681
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             Not Applicable
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

       WITH               3,471,681
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,471,681 (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

-------------------------                             ------------------------
CUSIP NO.                          SCHEDULE
127072106                            13D
-------------------------                             ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      See Item 3 below
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of California
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            585,780
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             3,471,681
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             585,780
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          3,471,681
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,057,461 See Item 5
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      EP
------------------------------------------------------------------------------

-------------------------                             ------------------------
CUSIP NO.                          SCHEDULE
127072106                            13D
-------------------------                             ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RREEF AMERICA L.L.C
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      See Item 3 below
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            13,500
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             3,471,681
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             13,500
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          3,471,681
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,485,181 (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

Item 1. Security and Issuer
        -------------------

     This Schedule 13D relates to the common shares of beneficial interest, $.01 par value per share ("Common Shares"), of Cabot Industrial Trust (the "Issuer"). The principal executive offices of the Issuer are located at Two Center Plaza, Suite 200, Boston, Massachusetts 02108-1906.

Item 2. Identity and Background
        -----------------------

     This Statement is being filed by (i) CalWest Industrial Properties, LLC, a California limited liability company ("CalWest"), (ii) Rooster Acquisition Corp., a Maryland corporation ("Rooster"), (iii) RREEF America L.L.C., a Delaware limited liability company ("RREEF"), and (iv) the California Public Employees' Retirement System, a government employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California ("CalPERS", and, collectively with CalWest, Rooster and RREEF, the "Reporting Persons").

     CalWest was created in 1998 as a joint venture between CalPERS and RREEF and its affiliates to invest in industrial properties in the Western United States. CalPERS has a 98.0% membership interest in CalWest and RoCAL, L.L.C., a Delaware limited liability company (and an affiliate of RREEF), has a 2.0% membership interest in CalWest. Pursuant to the operating agreement of CalWest among CalPERS, RoCAL, L.L.C. and RREEF, dated as of March 31, 1998, as amended, RREEF was appointed manager of CalWest. In the capacity of manager, RREEF has overall management and control of the business and affairs of CalWest, subject to the investment objectives and policies, program guidelines, budgets and annual investment plans of CalPERS. CalWest acquires, owns, develops, manages, leases, finances and sells industrial real estate properties (generally classified as warehouse, manufacturing, office showroom, R&D and flex space properties) in the Western United States.

     Rooster is a newly formed Maryland corporation organized in connection with the Offer and the Merger (each as defined in Item 4), and is a wholly owned subsidiary of CalWest.

     The principal executive offices of CalWest and Rooster are located at 101 California Street, 26th Floor, San Francisco, California 94111-5853. The telephone number at such offices is (415) 781-3300.

     RREEF is a wholly owned indirect subsidiary of RoProperty Holding B.V. (a Dutch company ("RoProperty")), which in turn is owned by four publicly held Dutch companies (Rodamco North America N.V., Haslemere N.V., and Rodamco Europe N.V. (collectively, with RoProperty, the "Rodamco Parties") and Robeco Groep N.V. (which holds a minority interest)). The principal executive office of RREEF is located at 101 California Street, 26th Floor, San Francisco, California 94111-5853. The telephone number at such office is (415) 781-3300. The address of Rodamco North America N.V. is Coolsingel 120, Postbus 973, NL-3000 AZ Rotterdam, the Netherlands. The address of Haslemere N.V. is Weena 327-329, NL 3013, Rotterdam, the Netherlands. The address of Rodamco Europe N.V. is Hofplein 20, NL 3032 AC, Rotterdam, the Netherlands. The address of RoProperty is Weena 327-329, NL 3013, Rotterdam, the Netherlands.

     RREEF is an active investment advisor of investment-grade real estate across the United States with approximately $15.1 billion in assets (including real estate securities) currently under management. RREEF and its affiliates manage properties consisting of industrial parks, retail centers, office buildings and apartment communities. RREEF currently offers a number of investment vehicles to meet the different goals and objectives of its clients. These include separately-managed accounts for direct property investment, core and value-added commingled funds, and investments in publicly-traded real estate securities through separate accounts and a mutual fund. In addition, the management or liquidation of equity real estate portfolios assembled by other advisors has been an important part of RREEF's business. Since 1989, on behalf of 28 different clients, RREEF has taken over management of more than 250 properties for a total value of $6.7 billion.

     Rodamco North America N.V. is a property investment company operating in the U.S., Haslemere N.V. is a property investment company operating in the United Kingdom and Rodamco Europe N.V. is a property investment company operating in continental Europe. We believe that Rodamco North America N.V., Rodamco Europe N.V. and Haslemere N.V. are among the largest property companies quoted on the Amsterdam Stock Exchange

     CalPERS is a government employee pension fund and a unit of the State and Consumer Services Agency of the State of California, with its principal office and place of business located at Lincoln Plaza, 400 "P" Street, Sacramento, California, 95814. CalPERS provides retirement and health benefit services to more than 1.2 million members and more than 2,400 employers. CalPERS' membership includes active workers and retirees, their families and beneficiaries and their employers. As the nation's largest public pension fund and third largest in the world with assets totaling approximately $155.3 billion at July 31, 2001, CalPERS' investments span domestic and international markets. The CalPERS Board of Administration has investment authority and sole fiduciary responsibility for the management of CalPERS' assets. The Board is guided by the CalPERS Investment Committee, management, and more than 120 members of the CalPERS Investment Office who carry out the daily activities of the investment program.

     During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities law or finding any violation with respect to such laws.

     Set forth on Schedule I are the name, and present principal occupation or
                  ----------
employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the respective directors, managers, members of the Board of Administration and executive officers of Rooster, CalWest, RREEF, the Rodamco Parties and CalPERS, as of the date hereof.

     During the last five years, to the knowledge of Rooster, no person named on
Schedule I who is a director or executive officer of Rooster has been (a)
----------
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     During the last five years, to the knowledge of RREEF, no person named on
Schedule I who is (a) a member of the Board of Managers or Policy Committee of
----------
RREEF, (b) a member of the Management Board of RoProperty or (c) a chief executive officer of Rodamco North America N.V., Haslemere N.V. or Rodamco Europe N.V. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     During the last five years, to the knowledge of CalPERS, no person named on
Schedule I who is a member of the Board of Administration or executive officer
----------
has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     CalWest and Rooster estimate that the total amount of funds required to purchase all of the Common Shares pursuant to the Offer and the Merger (each as defined in Item 4) will be up to approximately $1.185 billion (which amount excludes related fees and expenses). CalWest and Rooster intend to fund the purchase of the Common Shares pursuant to the Offer from a loan (the "Loan") to be made by Goldman Sachs Mortgage Company ("GSMC"), and/or its assigns or participants. CalWest, Rooster and GSMC have entered into a commitment letter, dated October 26, 2001, obligating GSMC to make the Loan, subject to certain conditions (the "Commitment Letter"). The Commitment Letter has attached a form of loan agreement which has been negotiated among GSMC, CalWest and Rooster (the "Loan Agreement").

     CalWest and Rooster are the borrowers under the Loan. The Loan will be collateralized by a pledge of (i) all membership interests in CalWest, (ii) the shares held by CalWest in Rooster Acquisition Corp, (iii) the Common Shares held by Rooster in Cabot, (iv) all shares, partnership interests or membership interests in all other CalWest subsidiaries and (v) other assets. Each subsidiary of CalWest (other than Rooster) is also required to execute an Omnibus Guaranty of the Loan; however, the liabilities of such subsidiaries under such guarantees is limited by certain provisions therein.

     The Loan will have a maturity date of six months from the initial funding, with four three-month extensions at the option of the borrower, subject to satisfaction of certain conditions, including the borrower paying an extension fee at the time of each extension in the amount of 0.25% of the principal balance of the Loan at the time of such extension.

     The Loan Agreement provides for an interest rate on the Loan equal to the one month LIBOR plus 125 basis points, provided that the spread over LIBOR shall increase to 225 basis points from and after the third extension term. Interest payments will be due monthly in arrears on the tenth day of each month, calculated on an actual/360 day basis.

     The Loan Agreement provides for certain customary affirmative covenants, negative covenants and events of default applicable to the relevant borrower and the guarantors, including without limitation, limitations on indebtedness, liens, transfers and asset sales, changes in control of the relevant borrower and the guarantors, and certain financial covenants.

     The Loan Agreement requires that the proceeds be used to finance the consummation of the transaction described in the Merger Agreement (as defined in Item 4) and other general corporate purposes.

     References to, and descriptions of, the Commitment Letter and Loan Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Commitment Letter and Loan Agreement, respectively, included as Exhibit 5 to this Schedule 13D, and incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4. Purpose of the Transaction
        --------------------------

     The Offer and the Merger

     On October 28, 2001, Rooster, CalWest, the Issuer and Cabot Industrial Properties, L.P., a Delaware limited partnership ("Cabot LP"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). On November 5, 2001, pursuant to the Merger Agreement, Rooster and CalWest commenced a tender offer (the "Offer") to purchase all of the Issuer's outstanding Common Shares at a price of $24.00 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase related to the Offer (the "Offer to Purchase"). Pursuant to the Merger Agreement and subject to the conditions set forth therein, Rooster will merge with and into the Issuer and the Issuer will become a wholly owned subsidiary of CalWest (such events constituting the "Merger"). Once the Merger is consummated, Rooster will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Rooster will be merged into the Issuer with the Issuer remaining as the surviving entity (the "Surviving Entity"). As a result of the Merger, each of the Issuer's outstanding Common Shares, other than Common Shares owned by Rooster or CalWest or any wholly owned subsidiary thereof, will be converted into the right to receive $24.00 in cash.

     The purpose of the Offer is for CalWest, through Rooster, to acquire all of the Issuer's outstanding Common Shares. The purpose of the Merger is for CalWest to acquire through Rooster all of the Issuer's Common Shares not otherwise acquired by CalWest, through Rooster, in the Offer. Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of CalWest.

     The Merger Agreement provides that, promptly upon the acceptance for payment and payment for Common Shares pursuant to the Offer, Rooster will be entitled to designate such number of trustees on the Board of Trustees of the Issuer as will give Rooster representation on the Board of Trustees of the Issuer in the same proportion as the number of Common Shares beneficially owned by CalWest, Rooster and their affiliates bears to the total number of Common Shares outstanding. At such time, the Issuer will also cause, if requested by Rooster, (i) each committee of the Board of Trustees of the Issuer, (ii) the Board of Directors of each subsidiary of the Issuer and
(iii) each committee of each such subsidiary board to include designees of Rooster constituting up to the same percentage of each such committee or board as Rooster's designees constitute on the Board of Trustees of the Issuer. Pursuant to the Merger Agreement, the Issuer shall take all actions reasonably necessary to cause Rooster's designees to be elected to the Issuer's Board of Trustees, including by increasing the size of the Board of Trustees or securing the resignations of existing trustees. Following the time directors designated by Rooster are appointed or elected to the Board of Trustees of the Issuer and prior to the later of the date the articles of merger with respect to the Merger have been accepted for filing by the Maryland State Department of Assessments and Taxation (the "Effective Time"), the affirmative vote of a majority of the Independent Trustees (as defined below) shall be required (and sufficient) to
(i) amend or terminate the Merger Agreement on behalf of the Issuer, (ii) exercise or waive any of the Issuer's rights or remedies under the Merger Agreement, (iii) extend the time for performance of any of the obligations of Rooster contained in the Merger Agreement, (iv) take any other action by the Issuer in connection with the Merger Agreement required to be taken by the Board of Trustees of the Issuer, or (v) take any action by the Issuer in connection with the transactions contemplated by the Merger Agreement. In the event that Rooster's designees are elected to the Board of Trustees of the Issuer, until the Effective Time, those continuing members of the Board of Trustees of the Issuer who are not designees, affiliates or associates (within the meaning of the federal securities laws) of Rooster are to be deemed "Independent Trustees."

     The Unitholder Agreements and Shareholder Agreements

     Concurrently with the execution of the Merger Agreement, CalWest, Rooster, the Issuer and Cabot LP have entered into (i) agreements (the "Unitholder Agreements") with each of the following holders (who are not trustees or executive officers of the Issuer) of limited partnership units of Cabot LP (the "Units"): Mary P. Hemmer, Paul W. Hemmer, Sr., Paul W. Hemmer, Jr., PH Trust I, James J. Viox, Michael J. Hemmer, Dr. Robert E. Hemmer, Hemmer Family Limited Partnership, Jon J. Hemmer, MaryAnn G. Curtin, and Fredrick C. Boerger (the "Unitholders"); and (ii) agreements (the "Shareholder Agreements") with each of the following persons who are trustees and/or executive officers of the Issuer and each of their affiliates who hold Common Shares and/or Units: Ferdinand Colloredo-Mansfeld, Robert E. Patterson, C-M Holdings L.P., Alces Corp., Elmore Patterson Partners, L.P., Anne E. Penfield AE Penfield 1999 Irrevocable Trust, Rudolf J. Colloredo-Mansfeld RFCM Irrevocable Trust, Cabot Realty Advisors Corp., Franz Colloredo-Mansfeld FFCM 1999 Irrevocable Trust, Howard B. Hodgson, Jr., Neil E. Waisnor, Andrew D. Ebbot, Eugene F. Reilly, George M. Lovejoy, Jr., Christopher C. Milliken, Maurice Segall, W. Nicholas Thorndike, Ronald L. Skates, and Franz F. Colloredo-Mansfeld (collectively with the Unitholders, the "Subject Shareholders").

     Each Unitholder Agreement and Shareholder Agreement terminates immediately upon the earlier of (a) any termination of the Merger Agreement in accordance with its terms or (b) the Effective Time (as defined below). The Unitholder Agreements contemplate that the holders of an aggregate of 127,936 Units will convert such Units into Common Shares and tender such Common Shares in the Offer. The Shareholder Agreements contemplate that the holders of an aggregate of 1,642,475 Units will convert such Units into Common Shares and tender such Common Shares in the Offer, and that the holders of and aggregate of 41,551 Common Shares will tender such Common Shares in the Offer; provided, however, that the Shareholder Agreements executed by Ferdinand Colloredo-Mansfeld, Robert E. Patterson, C-M Holdings L.P., Alces Corp., Elmore Patterson Partners, L.P., Anne E. Penfield AE Penfield 1999 Irrevocable Trust, Rudolf J. Colloredo-Mansfeld RFCM Irrevocable Trust, and Cabot Realty Advisors Corp. provide CalWest and Rooster with an option to purchase the 1,431,271 Units held by such persons and entities in the aggregate, which option is discussed in paragraph (h) below.

     Each Subject Shareholder has agreed not to: (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing (each, a "Transfer") with respect to, any or all of the Common Shares or Units owned by such Subject Shareholder or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Common Shares or Units owned by such Subject Shareholder; (iv) deposit any of the Common Shares or Units owned by such Subject Shareholder into a voting trust, or enter into a voting agreement or arrangement with respect to any of such securities or (v) take any other action that would in any way restrict, limit or interfere with the performance of the Subject Shareholder's obligations under the Unitholder or Shareholder Agreement, as applicable, or the consummation of the transactions contemplated thereby or by the Merger Agreement.

     Each Subject Shareholder party to the Unitholder Agreement has agreed to convert the Units into Common Shares conditional upon Rooster's acceptance for payment and payment for, pursuant to the terms and conditions of the Offer, all Common Shares duly tendered pursuant to the Offer and not withdrawn, pursuant to the conversion rights set forth in the Second Amended and Restated Agreement of Limited Partnership of Cabot LP and upon such conversion, immediately tender such Common Shares in the Offer.

     Each Subject Shareholder who is a party to a Shareholder Agreement has agreed:

     (a) to tender such Subject Shareholder's Common Shares in the Offer as promptly as practicable, and in any event no later than the fifth business day, following the commencement of the Offer. The Subject Shareholder has agreed not to withdraw any Common Shares tendered unless the Offer is terminated or has expired without Rooster purchasing all Common Shares validly tendered in the Offer;

     (b) immediately prior to and conditional upon Rooster's acceptance for payment and payment for, pursuant to the terms of the Offer, all Common Shares duly tendered and not withdrawn, to convert the Units into Common Shares, pursuant to the conversion rights set forth in the Second Amended and Restated Agreement of Limited Partnership of Cabot LP and upon such conversion, immediately tender such Common Shares in the Offer, provided that in the case of Ferdinand Colloredo-Mansfeld, Robert E. Patterson and certain of their respective affiliates thereto, such obligation is subject to the option described in paragraph (h) below;

     (c) at any meeting of the shareholders of the Issuer (an "Issuer Shareholders' Meeting"), to:

          (i) appear at the meeting or otherwise cause such Subject Shareholder's Common Shares to be counted as present thereat for purposes of establishing a quorum,

          (ii) vote, or execute consents in respect of, such Common Shares or cause such Common Shares to be voted, or consents to be executed in respect thereof, in favor of the approval and adoption of the Merger Agreement, and

          (iii) vote, or execute consents in respect of, such Common Shares or cause such Common Shares to be voted, or consents to be executed in respect thereof, against:

                  (A)  any agreement or transaction relating to any

                       (1) Competing Transaction (as that term is defined in the respective Shareholder Agreement);

                       (2) any liquidation or dissolution of the Issuer or Cabot LP;

                       (3) any proposal to approve the grant of voting rights upon "control shares" (as defined in Title 3, Subtitle 7 of the Corporations and Associations Article of the Annotated Code of Maryland ("Title 3")) of the Issuer acquired in any "control share acquisition" (as defined in Title 3);

                       (4 any transaction or occurrence that if proposed and offered to the Issuer or its shareholders (or any of them) would constitute a transaction described in clauses
                       (1) - (3) above; or

                  (B) any amendment of the Issuer's declaration of trust or by-laws or other proposal, action or transaction involving the Issuer or any of its subsidiaries or any of its shareholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by the Shareholder Agreement or to deprive CalWest of any material portion of the benefits anticipated by CalWest to be received from the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the Shareholder Agreement, or change in any manner the voting rights of Common Shares presented to the shareholders of the Issuer (regardless of any recommendation of the Board of Trustees of the Issuer) or in respect of which vote or consent of the shareholder is requested or sought;

     (d) not to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange
Act) with respect to a Competing Transaction or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (ii) initiate a vote or action by written consent in lieu of an Issuer Shareholders' Meeting, or
(iii) become a member of a "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) with respect to any voting securities of the Issuer or Cabot LP, as applicable, with respect to any matter or transaction described in foregoing paragraph (c);

     (e) to irrevocably constitute and appoint CalWest as such Subject Shareholder's attorney and proxy, with full power of substitution and resubstitution, to cause the Common Shares to be counted as present at any Issuer Shareholders' Meeting, to vote the Common Shares thereat, however called, and execute consents in respect of the Common Shares as and to the extent provided in foregoing paragraph (c);

     (f) to notify CalWest and Rooster promptly if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with such Subject Shareholder, the Issuer, Cabot LP, and the Issuer's and Cabot LP's officers, trustees, employees, investment bankers, attorneys, accountants or other agents, if any (each, a "Representative"), in each case in connection with any Competing Transaction indicating, in connection with such notice, the name of the person making such proposal, requesting such information, or seeking to initiate negotiations or discussions with the Subject Shareholder or any officers, trustees or agents of the Issuer and of Cabot LP that relate to a Competing Transaction and the material terms and conditions of any proposals or offers;

     (g) that such Subject Shareholder will immediately cease any discussions, negotiations or communications with any persons with respect to any Competing Transaction and that such Subject Shareholder will not and will not authorize or permit its Representatives to directly or indirectly (i) solicit, initiate, encourage, facilitate or participate in any discussions or negotiations regarding, or furnish to any person or group any information or data with respect to or access to the properties, offices, books, records, officers, directors or employees of, or take any other action to knowingly, directly or indirectly, facilitate, solicit or encourage the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction; or (ii) enter into any agreement with respect to any Competing Transaction; and

     (h) with respect to Ferdinand Colloredo-Mansfeld, Robert Patterson, C-M Holdings L.P., Alces Corp., Elmore Patterson Partners, L.P., Anne E. Penfield AE Penfield 1999 Irrevocable Trust, Rudolf J. Colloredo-Mansfeld RFCM Irrevocable Trust, and Cabot Realty Advisors Corp. only, at Rooster's option and upon notice to such Subject Shareholder, (i) to sell to CalWest or Rooster the respective Units held thereby for the aggregate cash consideration equal to the product of
(A) the number of Common Shares for which such Units may have been converted immediately prior to such sale, multiplied by (B) $24.00, or such greater amount as is offered to the holders of Common Shares pursuant to the Offer; and (ii) not convert such Units into Common Shares as contemplated by paragraph (b) above or otherwise; provided that such Subject Shareholder `s obligations pursuant to this paragraph shall be conditioned upon

Rooster's acceptance for payment and payment for, pursuant to the terms and conditions of the Offer, all Common Shares duly tendered pursuant to the Offer and not withdrawn.

     Other Matters

     The Issuer, through Cabot LP and its subsidiaries, owns an interest in the following joint ventures which will be affected by the Merger: Industrial Properties Portfolio, L.L.C., TC Rancho Cucamonga LLC, CCP-Cabot Industrial Investors I, LLC, CCP-Cabot Industrial Investors II, LLC and Meadows Business Center, LLC.

     Cabot Ventures, LLC, a wholly owned subsidiary of Cabot LP ("Cabot Ventures"), owns a 20% interest in Industrial Properties Portfolio, L.L.C. Industrial Ventures, L.P., an affiliate of GE Capital Real Estate (the "GE Member"), owns the remaining 80% interest in this joint venture. In connection with the Offer and Merger, Cabot Ventures has given the GE Member notice of its election to terminate its capital commitment obligations under the limited liability company agreement of this joint venture. Following such notice, both Cabot Ventures and the GE Member may exercise their right pursuant to the limited liability company agreement to cause the joint venture to be wound-up.

     Cabot Ventures II, LLC, a wholly owned subsidiary of Cabot LP ("Cabot Ventures II"), owns a 20% interest in TC Rancho Cucamonga LLC. Teachers REA, LLC, an affiliate of Teachers Insurance and Annuity Association - College Retirement Fund (the "TIAA Member"), owns the remaining 80% interest in this joint venture. Pursuant to the Merger Agreement, the Issuer and Cabot LP are required to use their commercially reasonable efforts to effect the purchase by the TIAA Member of Cabot Ventures II's interest in this joint venture. The Issuer and the TIAA Member and its affiliates are currently negotiating such a transaction.

     Cabot LP owns a 20% membership interest in CCP-Cabot Industrial Ventures I, LLC and Cabot Advisors, Inc., a majority owned subsidiary of Cabot LP ("Cabot Advisors"), owns a 20% interest in CCP-Cabot Ventures II, LLC. CCP-Industrial Member, LLC, an affiliate of JPMorgan Partners (formerly Chase Capital Partners) (the "Chase Member"), owns the remaining 80% interest in these two joint ventures. Pursuant to the Merger Agreement, the Issuer and Cabot LP are required to use their commercially reasonable efforts to effect the purchase by Cabot LP of the Chase Member's interest in these two joint ventures. The Issuer and the Chase Member and its affiliates are currently negotiating such a transaction.

     Cabot LP owns a 50% interest in Meadows Business Center, LLC. Taylor & Mathis Industrial Properties, LLC owns the remaining 50% interest in this joint venture. Pursuant to the Merger Agreement, the Issuer and Cabot LP are required to use their commercially reasonable efforts to effect the purchase by Cabot LP of Taylor & Mathis Industrial Properties, LLC's interest in this joint venture. Cabot and Taylor & Mathis Industrial Properties, LLC are currently negotiating such a transaction.

     In connection with the Merger Agreement, the Issuer, Cabot LP and Ferdinand Colloredo-Mansfeld have entered into an agreement pursuant to which Cabot LP will redeem all of the shares of common stock of Cabot Advisors owned by Ferdinand Colloredo-Mansfeld, and

Cabot Advisors will issue and sell to Cabot LP one share of common stock for a purchase price of $115,000. As consideration for the redemption of his shares, Ferdinand Colloredo-Mansfeld shall receive (a) a transfer by Cabot Advisors of certain real estate investment advisory contracts; (b) the rights to the name "Cabot Advisors"; (c) furniture, fixtures and equipment with a net book value of up to $100,000; and (d) delivery of a $15,000 promissory note of Ferdinand Colloredo-Mansfeld by Cabot Advisors in full satisfaction of such obligation. The foregoing transactions are conditioned upon the closing of the Merger.

     If the Merger is consummated as planned, the Issuer's Common Shares will be deregistered under the Securities Exchange Act of 1934, as amended, and cease to be authorized to be listed and traded on the New York Stock Exchange.

     References to, and descriptions of, the Offer, the Merger Agreement, the Unitholder Agreements and the Shareholder Agreements as set forth above in this
Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Unitholder Agreements and the Shareholder Agreements, respectively, included as Exhibits 1 through 4 to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

     Except as disclosed elsewhere in this Schedule 13D, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of Issuer
        --------------------------------

     As a result of the Unitholder Agreements and the Shareholder Agreements, Rooster, CalWest, RREEF and CalPERS may be deemed to be the beneficial owner of 3,471,681 shares of the Issuer's Common Shares on a fully diluted basis (collectively, the "Shares"). Such shares constitute approximately 7.8% of the issued and outstanding Common Shares based on the number of Common Shares outstanding as of October 28, 2001 (as represented by the Issuer in the Merger Agreement). CalWest and Rooster may be deemed to have the shared power to vote the Shares with respect to those matters described above, and to cause the sale of the Shares pursuant to the Offer as described above. However, each of Rooster, CalWest, RREEF and CalPERS, respectively, is not entitled to any rights as a shareholder of the Issuer as to the Shares other than as described above. Neither Rooster, CalWest, RREEF nor CalPERS has the power to dispose of the Shares.

     As of the date hereof, CalPERS beneficially owns 585,780 Common Shares, representing approximately 1.3% of the total Common Shares outstanding on November 2, 2001. On September 5, 2001, RREEF acquired discretionary management of a portfolio including 13,500 Common Shares, representing less than 1% of the total Common Shares outstanding on November 2, 2001. RREEF assumed management over the portfolio containing these Common Shares (in addition to other diversified REIT shares) as a result of a request from a client to transfer its existing portfolio from another advisor. RREEF has discretionary investment power to dispose or direct the disposition of such Common Shares. Except as set forth above:

     (a) During the past sixty days, there have been no transactions by any of the

Reporting Persons in securities of the Issuer;

     (b) To the knowledge of CalPERS, during the past sixty days, there have been no transactions in the securities of the Issuer by any person named on
Schedule I who is a member of the Board of Administration or an executive
----------
officer of CalPERS;

     (c) To the knowledge of RREEF, during the past sixty days, there have been no transactions in the securities of the Issuer by any person named on Schedule
                                                                       --------
I who is (a) a member of the Board of Managers or Policy Committee of RREEF, (b)
-
a member of the Management Board of RoProperty or (c) a chief executive officer of Rodamco North America N.V., Haslemere N.V. or Rodamco Europe N.V.; and

     (d) To the knowledge of Rooster, during the past sixty days, there have been no transactions in the securities of the Issuer by any person named on
Schedule I who is a director or executive officer of Rooster.
----------

     To the knowledge of Rooster, CalWest, RREEF and CalPERS, the persons who are parties to the Unitholder Agreements and/or Shareholder Agreements have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     Paragraph (e) of Item 4 of Schedule 13D is not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships With respect to Securities of the Issuer.
        ------------------------

     The information contained in Item 4 above is incorporated herein by reference.

     The Issuer has granted to CalWest an irrevocable option (the "Common Share Option"), pursuant to an Option Agreement dated October 28, 2001 (the "Option Agreement"), to purchase for a price of $24 per Common Share in cash that number of Common Shares which, when added to the number of Common Shares owned by CalWest, Rooster and their subsidiaries immediately prior to the exercise of the Common Share Option, shall equal 90% of the then outstanding Common Shares; provided that in no event shall the Common Share Option be exercisable for more than 19.8% of the outstanding Common Shares. CalWest may only exercise the Common Share Option if at the time of exercise (a) Rooster shall have accepted for payment and paid for all Common Shares tendered and not withdrawn pursuant to the Offer and (b) after giving effect to such exercise, CalWest, Rooster and their subsidiaries would own 90% of the then outstanding Common Shares. The Common Share Option expires 30 business days after the expiration of the Offer if not exercised on or prior thereto.

     The Issuer and RREEF are parties to a Confidentiality Agreement (the "Confidentiality Agreement"), dated May 23, 2001, pursuant to which, among other things, RREEF is prohibited from acquiring the Issuer's securities or soliciting proxies from the Issuer's shareholders without the approval of the Issuer's Board for a period of 18 months from the date on which the Issuer and RREEF agree to terminate discussions regarding a proposed transaction.

     References to, and descriptions of, the Option Agreement, the Confidentiality Agreement and the Merger Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement, Option Agreement and Confidentiality Agreement, respectively, included as Exhibits 1, 6 and 7 to this Schedule 13D, and incorporated in this Item 6 in their entirety where such references and descriptions appear.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         The following documents are filed as exhibits hereto:

Exhibit 1. Agreement and Plan of Merger, dated October 28, 2001, by and among Rooster, CalWest, the Issuer and Cabot LP (incorporated by reference to Exhibit (d)(3) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

Exhibit 2. Form of Shareholder Agreement, dated October 28, 2001, by and among Rooster, CalWest, the Issuer, Cabot LP, and each of Howard
               B. Hodgson, Jr., Neil E. Waisnor, Andrew D. Ebbot, Eugene F. Reilly, George M. Lovejoy, Jr., Christopher C. Milliken, Maurice Segall, W. Nicholas Thorndike, Ronald L. Skates, Franz F. Colloredo-Mansfeld and Franz Colloredo-Mansfeld RFCM 1999 Irrevocable Trust (incorporated by reference to Exhibit (d)(4) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

Exhibit 3. Form of Unitholder Agreement, dated October 28, 2001, by and among Rooster, CalWest, the Issuer, Cabot LP, and each of Mary P. Hemmer, Paul W. Hemmer, Sr., Paul W. Hemmer, Jr., PH Trust I, James J. Viox, Michael J. Hemmer, Dr. Robert E. Hemmer, Hemmer Family Limited Partnership, Jon J. Hemmer, MaryAnn G. Curtin, and Fredrick C. Boerger (incorporated by reference to Exhibit (d)(5) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

Exhibit 4. Form of Shareholder Agreement, dated October 28, 2001, by and among Rooster, CalWest, the Issuer, Cabot LP, and each of Ferdinand Colloredo-Mansfeld, Robert E. Patterson, C-M Holdings L.P., Alces Corp., Elmore Patterson Partners, L.P., Anne E. Penfield AE Penfield 1999 Irrevocable Trust, Rudolf J. Colloredo-Mansfeld RFCM Irrevocable Trust, and Cabot Realty Advisors Corp. (incorporated by reference to Exhibit (d)(6) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

Exhibit 5. Commitment Letter, dated as of October 26, 2001, by and among CalWest and Goldman Sachs Mortgage Company (including the Loan Agreement attached as an exhibit thereto) (incorporated by reference to Exhibit (b)(1) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

Exhibit 6. Option Agreement, dated October 28, 2001, between CalWest and the Issuer (incorporated by reference to Exhibit (d)(7) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

Exhibi 7.      Confidentiality Agreement, dated May 23, 2001, among RREEF and the Issuer (incorporated by reference to Exhibit (d)(1) of the Tender Offer Statement on Schedule TO filed by CalWest and
               Rooster on November 5, 2001).

Exhibit 8. Joint Filing Agreement, dated November 7, 2001, among Rooster, CalWest, RREEF and CalPERS.

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



Dated: November 7, 2001                 ROOSTER ACQUISITION CORP.



                                        By:  /s/ CHARLES B. LEITNER, III
                                           -------------------------------------
                                              Name: Charles B. Leitner, III
                                              Title: President

Dated: November 7, 2001                 CALWEST INDUSTRIAL PROPERTIES, LLC
                                        By: RREEF AMERICA L.L.C., its manager



                                        By:  /s/ CHARLES B. LEITNER, III
                                           -------------------------------------
                                              Name: Charles B. Leitner, III
                                              Title:  Senior Vice President



Dated: November 7, 2001                 RREEF AMERICA L.L.C.



                                        By:  /s/ CHARLES B. LEITNER, III
                                           -------------------------------------
                                              Name: Charles B. Leitner, III
                                              Title: Senior Vice President



Dated: November 7, 2001                 CALIFORNIA PUBLIC EMPLOYEES'
                                        RETIREMENT SYSTEM



                                        By:  /s/ MICHAEL McCOOK
                                           -------------------------------------
                                              Name: Michael McCook
                                              Title: Senior Investment Officer

                                  EXHIBIT INDEX
                                  -------------

1. Agreement and Plan of Merger, dated October 28, 2001, by and among Rooster, CalWest, the Issuer and Cabot LP (incorporated by reference to Exhibit (d)(3) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

2. Form of Shareholder Agreement, dated October 28, 2001, by and among Rooster, CalWest, the Issuer, Cabot LP, and each of Howard B. Hodgson, Jr., Neil E. Waisnor, Andrew D. Ebbot, Eugene F. Reilly, George M. Lovejoy, Jr., Christopher C. Milliken, Maurice Segall, W. Nicholas Thorndike, Ronald L. Skates, Franz F. Colloredo-Mansfeld and Franz Colloredo-Mansfeld RFCM 1999 Irrevocable Trust (incorporated by reference to Exhibit (d)(4) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

3. Form of Unitholder Agreement, dated October 28, 2001, by and among Rooster, CalWest, the Issuer, Cabot LP, and each of Mary P. Hemmer, Paul W. Hemmer, Sr., Paul W. Hemmer, Jr., PH Trust I, James J. Viox, Michael J. Hemmer, Dr. Robert E. Hemmer, Hemmer Family Limited Partnership, Jon J. Hemmer, MaryAnn G. Curtin, and Fredrick C. Boerger (incorporated by reference to Exhibit (d)(5) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5,
          2001).

4. Form of Shareholder Agreement, dated October 28, 2001, by and among Rooster, CalWest, the Issuer, Cabot LP, and each of Ferdinand Colloredo-Mansfeld, Robert E. Patterson, C-M Holdings L.P., Alces Corp., Elmore Patterson Partners, L.P., Anne E. Penfield AE Penfield 1999 Irrevocable Trust, Rudolf J. Colloredo-Mansfeld RFCM Irrevocable Trust, and Cabot Realty Advisors Corp. (incorporated by reference to Exhibit (d)(6) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

5. Commitment Letter, dated October 26, 2001, by and between CalWest and Goldman Sachs Mortgage Company (incorporated by reference to Exhibit
          (b)(1) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

6. Option Agreement, dated October 28, 2001, between CalWest and the Issuer (incorporated by reference to Exhibit (d)(7) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

7. Confidentiality Agreement, dated May 23, 2001, between RREEF and the Issuer (incorporated by reference to Exhibit (d)(1) of the Tender Offer Statement on Schedule TO filed by CalWest and Rooster on November 5, 2001).

8. Joint Filing Agreement, dated November 7, 2001, among Rooster, CalWest, RREEF and CalPERS.

                                   Schedule I
                                   ----------

     DIRECTORS AND EXECUTIVE OFFICERS OF ROOSTER. The following table sets forth the name, principal occupation or employment and business address for each director and executive officer of Rooster Each such person, unless otherwise indicated, is a citizen of the United States of America. *

Name                             Principal-Occupation-and-Employment-History
----                             -------------------------------------------

Charles B. Leitner, III          Mr. Leitner has been the President and Director
                                 of Rooster since its incorporation in October
                                 2001. Mr. Leitner graduated from the University of Pennsylvania with a B.A degree in Urban
                                 Studies/Regional Science. He has 19 years of experience in real estate investment. Mr.
                                 Leitner directs RREEF's National Acquisitions
                                 Group and sits on the RREEF Investment and Policy Committees and serves as the industrial specialist. Prior to joining RREEF in 1988, Mr.
                                 Leitner was associated with Teachers Insurance
                                 & Annuity Association and General Electric
                                 Capital Corporation in real estate finance.
                                 During those associations, he was responsible for the organization of over $500 million of conventional, hybrid debt and joint venture financing for shopping centers, industrial and office buildings, apartments and hotels. Mr.
                                 Leitner is a member of the Urban Land Institute and the Industrial and Office Parks Council
                                 (IOPC/Green). Mr. Leitner's business address if c/o RREEF America L.L.C., 320 Park Avenue,
                                 Suite 1700, New York, NY 10022.

Warren H. Otto                   Mr. Otto has been a Vice President and
                                 Director of Rooster since its incorporation in October 2001. Mr. Otto graduated cum laude from Harvard College in 1976 majoring in economics. Mr. Otto has 25 years of experience in market research and real estate asset management. At RREEF, Mr. Otto is the
                                 Portfolio Manager of CalWest. Before joining
                                 RREEF in 1994, he was Manager of Real Estate
                                 Investments for the $15 billion Ameritech
                                 Pension Trust. Mr. Otto was responsible for working out joint ventures and restructuring investments for Ameritech's real estate portfolio, which included land, hotels, public storage facilities, shopping centers, malls, office buildings, industrial buildings, and apartments. Before joining Ameritech in 1991, Mr. Otto spent 15 years with The Landsing
                                 Corporation, a real estate investment
                                 management and syndication firm headquartered in the San Francisco Bay Area, where he performed a wide variety of services including acquisition, disposition, asset management, and market research for several metropolitan areas. Mr. Otto's


___________________
*        CalWest is a limited liability company formed by RREEF and CalPERS.
         RREEF is the sole manager of RREEF and, thus, CalWest has no employees, officers, directors or individuals performing such functions.

                                 business address is c/o RREEF America L.L.C., 101 California street. 26th Floor, San Francisco, CA 94111.

Robert J. Cook                   Mr. Cook has been a Vice President of Rooster
                                 since its incorporation in October 2001. Mr.
                                 Cook has M.S. degrees in Real Estate Appraisal and Investment Analysis and Landscape
                                 Architecture and a Ph.D. in Urban and Regional
                                 Planning from the University of Wisconsin. Mr.
                                 Cook joined RREEF in February of 1990 and was promoted to vice president in 1992 and principal in 1998. In 1999, Mr. Cook was named principal in charge of RREEF Portfolio
                                 Management and now serves on RREEF's Policy
                                 Committee and Investment Committee as retail specialist. Before coming to RREEF, Mr. Cook was vice president and director of administration for JMB Properties, with responsibility for marketing properties for sale or lease, budgeting and forecasting, financial analysis, and contract negotiation.
                                 Prior to this, he was the assistant to the president of JMB/Centers Management Company and was involved in the areas of budgeting and reporting. Mr. Cook is a past chairman of the Valuation Committee for the National Council of
                                 Real Estate Investment Fiduciaries (NCREIF).
                                 Mr. Cook's business address is c/o RREEF
                                 America L.L.C. 875 North Michigan Avenue, Suite
                                 4100, Chicago, IL 60611.

         MANAGEMENT BOARD MEMBERS AND POLICY COMMITTEE MEMBERS OF RREEF. The following table sets forth the name, principal occupation or employment and business address for each member of the management board and policy committee of RREEF. Each such person, unless otherwise indicated, is a citizen of the United States of America.

Names                            Principal Occupation and Employment History
-----                            -------------------------------------------

Christopher J. Bartram           Mr. Bartram is a member of the Management Board
                                 of RREEF and RoProperty Holding B.V. Since
                                 1999, Mr. Bartram has also been the Managing
                                 Director of Haslemere N.V. Since 1995, Mr.
                                 Bartram has been the Chief Executive of
                                 Haslemere Estates Management Ltd. From 1997 until 1999 Mr. Bartram served as a Managing
                                 Director of Rodamco N.V. Since May 2001, Mr.
                                 Bartram has served as a Director of George
                                 Wimpey Plc. Mr. Bartram's business address is
                                 c/o of Haslemere Estates Management Ltd., 43-45
                                 Portman Square, London, W IH 6HE, United
                                 Kingdom. Mr. Bartram is a citizen of the United
                                 Kingdom.

Robert J. Cook                   Mr. Cook serves on RREEF's Policy Committee and
                                 Investment Committee as retail specialist. Mr.
                                 Cook has M.S. degrees in Real Estate Appraisal and Investment Analysis and Landscape
                                 Architecture and a Ph.D. in Urban and Regional
                                 Planning from the

                                 University of Wisconsin. Mr. Cook joined RREEF in February of 1990 and was promoted to vice president in 1992 and principal in 1998. In 1999, Mr. Cook was named principal in charge of RREEF Portfolio Management. Mr. Cook has been a Vice President of Rooster since its incorporation in October 2001. Before coming to RREEF, Mr. Cook was vice president and director of administration for JMB Properties, with responsibility for marketing properties for sale or lease, budgeting and forecasting, financial analysis, and contract negotiation. Prior to this, he was the assistant to the president of JMB/Centers Management Company and was involved in the areas of budgeting and reporting. Mr. Cook is a past chairman of the Valuation Committee for the National Council of Real Estate Investment Fiduciaries (NCREIF). Mr. Cook's business address is c/o RREEF America L.L.C., 875 North Michigan Avenue, Suite 4100, Chicago, IL 60611.

D. Wylie Greig                   Mr. Greig is a member of RREEF's Policy
                                 Committee, on its Management Board and is a voting member of the Investment Committee. Mr.
                                 Greig received his B.A. degree from Juniata
                                 College in Pennsylvania, and holds Masters degrees in Business Administration from Wharton
                                 School at the University of Pennsylvania and in City Planning from the University's Graduate
                                 School of Fine Arts. Mr. Greig has been a land use economist and market analyst for over 30 years, addressing growth patterns and real estate markets nationwide. Prior to joining
                                 RREEF, Mr. Greig directed the Real Estate
                                 Industries Department at SRI International
                                 (Standford Research Institute) and had been a partner in several land use economics and real estate consulting firms. At RREEF, Mr. Greig directs a 15-person research program that supports strategic decision-making on all major areas of operations including acquisitions, dispositions, property management, portfolio management, and client reporting. Mr. Greig is a past president of the National Council of Real Estate Investment Fiduciaries (NCREIF) and was NCREIF's original representative to the joint PREA/NCREIF/NAREIM Task Force on Real
                                 Estate Information Standards. He is a member of the American Real Estate Society (ARES), the
                                 National Association of Business Economists
                                 (NABE), the National Association of Real Estate
                                 Investment Trusts (NAREM, and the Pension Real
                                 Estate Association (PREA). He is a recipient of PREA's Grasskamp Award for excellence in research. Mr. Greig's business address is c/o
                                 RREEF America L.L.C, 875 North Michigan Avenue,
                                 Suite 4100, Chicago, II. 60611.

Timothy K. Gonzalez              Mr. Gonzalez is a voting member of RREEF's
                                 Policy and Investment Committee. Mr. Gonzalez received his B.S. degree from the University of California, and holds a Masters degree from Harvard University. Mr. Gonzalez has 20 years of experience in real estate investment, portfolio management, and financing. Since 1995, he has directed the portfolio management activities of the San
                                 Francisco office and supervised a 15-person staff that has managed over $3 billion in assets. Mr. Gonzalez also serves as portfolio manager for RREEF America II, RREEF's flagship core fund. He became a principal of RREEF in 1997. Mr Gonzalez came to RREEF in 1990 as vice president, responsible for real estate acquisitions in Southern California and
                                 Arizona. Prior to joining RREEF, he was a director in the Los Angeles office of the Prudential Realty Group, where he was responsible for Prudential's acquisition and financing activities in Southern California,
                                 Arizona, and Nevada. He is a member of the International Council of Shopping Centers and the Society of Industrial & Office Realtors.
                                 Mr. Gonzalez's business address is c/o RREEF
                                 America L.L.C., 101 California Street, 26th
                                 Floor, San Francisco, CA 94111.

Gary T. Kachadurian              Mr. Kachadurian is a member of RREEF's Policy
                                 Committee and on its Management Board. Mr.
                                 Kachadurian received his B.S. in Accounting from the University of Illinois. Mr.
                                 Kachadurian has 23 years of real estate
                                 experience specializing in land acquisitions, development, financing and property management.
                                 He joined RREEF in 1990 and most recently was the Principal-in-Charge of RREEF's National
                                 Acquisition Group. At RREEF, Mr. Kachadurian has responsibility for the value added line of business. Mr. Kachadurian also serves as the Apartment Specialist on the firm's Investment
                                 Committee. Prior to joining RREEF, Mr.
                                 Kachadurian was the Midwest Regional Partner for Lincoln Property Company, directing a staff of over 100 employees in the development of apartment communities in Illinois, Indiana,
                                 Wisconsin, Kansas and Pennsylvania. Mr.
                                 Kachadurian is a founding Board Member of the Chicago Apartment Association and the immediate past chairman of the National Multi-Housing
                                 Council. He also serves on the Multi-Family
                                 Council of the Urban Land Institute (ULI), is a member of the International Council of Shopping
                                 Centers (ICSC), and is a Board Member of the Real Estate Committee of the YMCA. Mr.
                                 Kachadurian's business address is c/o RREEF
                                 America L.L.C., 875 North Michigan Avenue,
                                 Suite 4100, Chicago, IL 60611.

Donald A. King, Jr.              Mr. King is a member of RREEF's Investment and
                                 Policy Committees and on its Management Board.
                                 Mr. King received a B.S. degree from the University of Virginia and an M.B.A. degree from Harvard Business School. Mr. King has 31 years of experience in real estate acquisition, development, and management. Before joining
                                 RREEF he was active as a real estate developer and property manager. From 1974 to 1976, as vice president of Trust Investment, he founded the Bank of America Real Estate Fund. Mr. King joined

                            RREEF as a principal in 1979 and was cofounder of RREEF MidAmerica Partners in Chicago. He was named RREEF's Managing Partner in 1988. Mr. King is a member of the National Association of Real Estate Investment Trusts, the National Association of Real Estate Investment Managers, the Pension Real Estate Association, the Urban Land Institute, and Lambda Alpha International, an honorary society of land use economists. Mr. King's business address is c/o RREEF America L.L.C., 875 North Michigan Avenue, Suite 4100, Chicago, IL 60611.

Charles B. Leitner, III     Mr. Leitner is a member of RREEF's Policy Committee.
                            Mr. Leitner graduated from the University of Pennsylvania with a B.A degree in Urban
                            Studies/Regional Science. He has 19 years of experience in real estate investment. Mr. Leitner directs RREEF's National Acquisitions Group and sits on the RREEF Investment Committee and serves as the industrial specialist. Mr. Leitner was associated with Teachers Insurance & Annuity Association and
                            General Electric Capital Corporation in real estate finance. During those associations, he was responsible for the organization of over $500 million of conventional, hybrid debt and joint venture financing for shopping centers, industrial and office buildings, apartments and hotels. Mr.
                            Leitner is a member of the Urban Land Institute and the Industrial and Office Parks Council
                            (IOPC/Green). Mr. Leitner's business address is c/o
                            RREEF America L.L.C., 320 Park Avenue, Suite 1700,
                            New York, NY 10022.

Stephen M. Steppe           Mr. Steppe is a member of RREEF's Policy and
                            Investment  Committees and on its Management Board.
                            At RREEF Mr. Steppe also oversees the client relations department Mr. Steppe is a graduate of the University of Arizona. Before joining RREEF as a principal in 1986, Mr. Steppe spent 14 years with Coldwell Banker. His responsibilities as vice president and marketing director of investment properties included supervision of 22 offices in Southern California, Arizona, Colorado, and Nevada.
                            Prior to moving to Los Angeles, Mr. Steppe spent ten years as a commissioned salesman in Coldwell
                            Banker's South Bay office in Southern California. He was named senior sales consultant in 1978. Mr.
                            Steppe has handled the marketing of over one billion dollars of investment properties, including shopping centers, apartments, industrial, and office buildings for both domestic and foreign investors.
                            Mr. Steppe is a former chairman of the Pension Real
                            Estate Association (PREA). He also serves on the Editorial Board of the Institutional Real Estate
                            Letter. Mr. Steppe's business address is c/o RREEF
                            America L.L.C., 101 California Street, 26th Floor,
                            San Francisco, CA 94111.

         MANAGEMENT BOARD MEMBERS OF ROPROPERTY HOLDING B.V. The following table sets forth the name, principal occupation or employment and business address for each member of the managing board of RoProperty Holding B.V. Each such person, unless otherwise indicated, is a citizen of the United States of America.

Name                        Principal Occupation and Employment History
----                        -------------------------------------------

Christopher J. Bartram      Since March 2001,  Mr. Bartram has been the
                            Chairman of the Management Board of RoProperty. Mr.
                            Bartram is also a member of the Management Board of RREEF. Since 1999, Mr. Bartram has also been the
                            Managing Director of Haslemere N.V. Since 1995, Mr.
                            Bartram has been the Chief Executive of Haslemere
                            Estates Management Ltd. From 1997 until 1999 Mr.
                            Bartram served as a Managing Director of Rodamco
                            N.V. Since May 2001, Mr. Bartram has served as a
                            Director of George Wimpey Plc. Mr. Bartram's business address is c/o Haslemere Estates Management
                            Ltd., 43-45 Portman Square, London, W 1 H 6HE,
                            United Kingdom. Mr. Bartram is a citizen of the United Kingdom.

Maarten J. Hulshoff         Mr.  Hulshoff is a member of the Management Board of
                            RoProperty. Mr. Hulshoff is also the chief executive officer of Rodamco Europe N.V. From 1995 until 1999, Mr. Hulshoff was the Chief Executive
                            Officer of NCM Holding N.V., a credit insurance company based in the Netherlands. From 1999 until 2000, Mr. Hulshoff was the Chief Executive Officer of Rabobank International, a bank based in the Netherlands. Mr. Hulshoff also serves as a member of the Supervisory Boards of two banks based in the Netherlands, NIB Capital Bank N.V. and The Economy
                            Bank N.V. Mr. Hulshoff's business address is c/o
                            Rodamco Europe N.V., Hofplein 20 NL 3032 AC,
                            Rotterdam, the Netherlands. Mr. Hulshoff is a Dutch citizen.

Donald A. King, Jr.         Mr. King is a member on the Management Board of
                            RoProperty. Mr. King is also a member of RREEF's
                            Investment and Policy Committees. Mr. King received a B.S. degree from the University of Virginia and an M.B.A. degree from Harvard Business School. Mr. King has 31 years of experience in real estate acquisition, development, and management. Before joining RREEF he was active as a real estate developer and property manager. From 1974 to 1976, as vice president of Trust Investment, he founded the Bank of America Real Estate Fund. Mr. King joined RREEF as a principal in 1979 and was co-founder of RREEF MidAmerica Partners in Chicago.
                            He was named RREEF's Managing

                            Partner in 1988. Mr. King is a member of the National Association of Real Estate Investment Trusts, National Association of Real Estate Investment Managers, the Pension Real Estate Association, the Urban Land Institute, and Lambda Alpha International, an honorary society of land use economists. Mr. King's business address is c/o RREEF America L.L.C., 875 North Michigan Avenue, Suite 4100, Chicago, IL 60611.


     CHIEF EXECUTIVE OFFICERS OF RODAMCO NORTH AMERICA N.V., HASLEMERE N.V. AND RODAMCO EUROPE N.V. The following table sets forth the name, principal occupation or employment and business address for each of the chief executive officers of Rodamco N.A., Haslemere N.V. and Rodamco Europe N.V. Each such person, unless otherwise indicated, is a citizen of the United States of America.


Name                        Principal Occupation and Employment History
----                        -------------------------------------------

Christopher J. Bartram      Since 1999, Mr. Bartram has been the Managing
                            Director of Haslemere N.V. Mr. Bartram is also a member on the Management Boards of RoProperty and RREEF. Since 1995, Mr. Bartram has been the Chief
                            Executive of Haslemere Estates Management Ltd. From
                            1997 until 1999 Mr. Bartram served as a Managing
                            Director of Rodamco N.V. Since May 2001, Mr. Bartram has served as a Director of George Wimpey Plc. Mr.
                            Bartram's business address is c/o Haslemere Estates
                            Management Ltd., 43-45 Portman Square, London, WIH
                            6HE, United Kingdom. Mr. Bartram is a citizen of the United Kingdom.

Gerald E. Egan              Mr. Egan has been the Chairman and Chief Executive
                            Officer of Rodamco North America N.V. since March
                            2000. Mr. Egan holds a B.A. degree from Northwestern
                            University and a law degree from DePaul University of Law. He has 31 years of experience in real estate. From July 1981 to March 2000, Mr. Egan was principal-in-charge of the portfolio management group of RREEF. Mr. Egan's business address is c/o
                            Urban Properties Co., 900 N. Michigan Avenue, 15th
                            Floor, Chicago, IL 60611.

Maarten J. Hulshoff         Mr.  Hulshoff is the chief executive officer of
                            Rodamco Europe N.V. Mr. Hulshoff is also a member of the Management Board of RoProperty. From 1995 until
                            1999, Mr. Hulshoff was the Chief Executive Officer of NCM Holding N.V., a credit insurance company based in the Netherlands. From 1999 until 2000, Mr.
                            Hulshoff was the

                            Chief Executive Officer of Rabobank International, a bank based in the Netherlands. Mr. Hulshoff also serves as a member of the Supervisory Boards of two banks based in the Netherlands, NIB Capital Bank N.V. and The Economy Bank N.V. Mr. Hulshoff's business address is c/o Rodamco Europe N.V., Hofplein 20 NL 3032 AC, Rotterdam, the Netherlands. Mr. Hulshoff is a Dutch citizen.

MEMBERS OF THE BOARD OF ADMINISTRATION AND EXECUTIVE OFFICERS OF CalPERS. The following table sets forth the name, principal occupation or employment and business address, for each member of the Board of Administration and executive officer of CalPERS. The business address of each such person, unless otherwise indicated, is c/o CalPERS, Lincoln Plaza, 400 "P" Street, Sacramento, California, 94229-2701, and each such person is a citizen of the United States of America.

Board of Administration of CalPERS

Name                        Principal Occupation and Employment History
----                        -------------------------------------------

Dr. William Dale Crist      Dr. Crist has been an elected member of the Board
                            since 1987. Dr. Crist has served as President of the Board since 1992. He is a member of the Investment, Benefits and Program Administration, Finance and
                            Performance and Compensation Committees. A Professor of Economics at California State University,
                            Stanislaus, Dr. Crist served as chair of his University's Department of Economics from 1986 to
                            1990. He has held a variety of Academic Senate and faculty association positions during his academic career. He was the State president of the California
                            Faculty Association from 1976 to 1985. He has also made numerous professional and scholarly contributions in the areas of collective bargaining in higher education, public retirement systems, and corporate governance. Dr. Crist has served as co-chair of the Council of Institutional Investors
                            (CII) and is a former member of the CII Executive
                            Committee and the International Corporate Governance
                            Network Board of Governors. Mr. Crisi's business address is c/o California State
                            University-Stanislaus, 801 West Monte Vista Ave.,
                            Turlock, California 95380.

Sidney L. Abrams            Mr. Abrams was appointed to the CalPERS Board of
                            Administration in September 2001 by Governor Gray
                            Davis to serve as the insurance industry representative. His term expires in January 2005. He serves on the Investment Committee, the Benefits and Program Administration Committee and the Health
                            Benefits Committee. He is an actuary who has more than 30 years experience providing actuarial and consulting services to large multi-employer Taft-Hartley pension, health and welfare and other employee benefit plans in California and other Western states. For many years, Mr. Abrams had his own consulting firm based in San
                            Francisco, and was involved in the establishment and continuing operation of the plans, including benefit design, administration, investment and actuarial matters. He currently sits on the boards of several plans in the retail food industry. Mr. Abrams' current address is P.O. Box 220, Pacific Palisades,
                            CA 90272.

Robert F. Carlson           Mr. Carlson has been an elected member of the Board
                            since 1971 and has served as Vice President since
                            April 2000. He is the Chair of the Finance Committee and Vice Chair of the Performance and Compensation
                            Committee. In addition he also serves on the Benefits and Program Administration and the Investment Committees, and the Policy Committee (a subcommittee of the Investment Committee). His current term expires January 15, 2004. Mr. Carlson, who retired as Chief Counsel from the California
                            Department of Transportation in 1985, serves as a director or trustee of 12 Investment Trusts of the Franklin Templeton Fund. He has also served as Adjunct Professor of Law at the University of the Pacific McGeorge School of Law from 1975 to 1989. He has been a member of the California State Bar
                            Association since 1952. Mr. Carlson's current address is 2120 Lambeth Way, Carmichael, California
                            95608.

Philip Angelides            Mr. Angelides has been an ex officio member of the
                            Board since January 1999 as a result of his election as California State Treasurer. He serves on the Finance, Investment, and Health Benefits Committees.
                            Mr. Angelides is a graduate of Harvard University and a Coro Foundation Fellow. He served for eight years in California government before entering the private sector in 1984. In 1986, Angelides formed his own investment and management business. Mr.
                            Angelides's business address is c/o Treasurer of the State of California, 915 Capitol Mall, Room 110,
                            Sacramento, California 95814.

Willie Brown, Jr.           Mr. Brown was appointed to the Board by Governor
                            Gray Davis, in 2000. Mr. Brown is on the Investment
                            Committee. He is a 36 year veteran of California
                            State government and is currently the Mayor of the City and County of San Francisco. He was elected to represent the 13th Assembly District in 1964 then became the Speaker of the California State Assembly from 1980-1995. Mr. Brown's business address is c/o Mayor of City and County of San
                            Francisco, State of California, 1 Dr. Carlton B.
                            Goodlett Place, Room 336, San Francisco, California
                            95814.

Dr. Kathleen Connell        Dr. Connell has been an ex officio member of the
                            Board since January 1995, following her election in 1994 as State Controller. She is the Vice Chair of the Finance Committee and a member of the Benefits and Program Administration, Health Benefits and
                            Investment Committees. Prior to being elected State
                            Controller, Dr. Connell ran her own investment banking firm and served as vice president and director for Chemical Bank of New York. She also served as a Director of Housing for the City of Los
                            Angeles. Dr. Connell's business address is c/o
                            Controller of the State of California, 300 Capital
                            Mall, Suite 1850, Sacramento, California 95814.

Rob Feckner                 Mr. Feckner has been an elected member of the Board
                            since January 1999. He is the Chair of the Benefits and Program Administration and Health Benefits
                            Committees. He also serves as a member of the Performance and Compensation and Investment
                            Committees. Mr. Feckner has worked for the last 21 years in the Napa Valley Unified School District, where he is currently employed as a glazing specialist. He also serves as a member of the Statewide Board of Directors of the California
                            School Employees Association. Mr. Feckner has also served as local Chapter President (10 years), local
                            Vice President, and Negotiating Chairperson. His business address is c/o Glazing Specialist, Napa
                            Valley Unified School District, 1616 Lincoln Avenue,
                            Napa, California 94558.

Michael Flaherman           Mr. Flaherman has been a member of the Board since
                            January 1995. He is Chair of the Investment
                            Committee. In addition he serves on the Finance, Benefits and Program Administration, and Performance and Compensation Committees and the R Street Project
                            Subcommittee (a subcommittee of the Investment
                            Committee). His current term expires January 15,
                            2003. Mr. Flaherman has worked as a pricing economist for the Bay Area Rapid Transit, a mass transit company, since 1992. Prior to 1992, he worked as a staff consultant for Multisystems, Inc., a Massachusetts firm specializing in public transit management and planning. Mr. Flaherman's business address is c/o BART, 800 Madison Street, MSQ-3,
                            Oakland, California 94607.

Sean Harrigan               Mr. Harrigan, a member of the State Personnel Board
                            (SPB), serves as its representative to the CalPERS
                            Board. He was
                         appointed as a member of the Board in December 1999. He is also the Vice Chair of the Investment Committee and serves on the Benefits and Program Administration and the Health Benefits Committees. Mr. Harrigan has served as International Vice President and Regional Director of the Food and Commercial Workers International Union
                         (UFCW), Region 8 -Western, since 1994 and has been on the California State Personnel Board since 1999. For seven years, he worked for Safeway Supermarkets in various capacities before joining Richland Retail Clerks Local 1612 as Union Representative. In 1991, he was appointed Executive Assistant of UFCW, Region 8-Western, in California, and in 1993 he became Assistant to the Director of Organizing in Washington, D.C. Mr. Harrigan's business address is c/o United Food and Commercial Workers International Union, 1775 K Street, NW, Washington, DC 20006.

Marty Morgenstern        Mr. Morgenstern became an ex officio member of the
                         CalPERS Board in January 1999 when he was appointed to the Board by Governor Gray Davis. Mr. Morgenstein is on the Health Benefits and Investment Committees. He has been the Director of the California Department of Personnel Administration since 1981. Mr. Morgenstern also served as Chair of the Center for Labor Research and Education at the University of California at Berkeley's Institute of Industrial Relations from 1987 to 1994 and as a member of the Public Employment
                         Relations Board from 1982 to 1987. His business address is c/o Department of Director, Department of Personnel
                         Administration, North Building, Suite 400, 1515 S
                         Street, Sacramento, California 95814.

 Mike Quevedo, Jr.       Mr. Quevedo was appointed to the Board by the
                         California State Senate Rules Committee and the
                         Assembly Speaker in February 1998. He serves on the
                         Investment Committee. His term expires January 15,
                         2004. He has been the Business Manager for the Southern
                         California District Council of Laborers, a labor union, since 1994 and Vice President of the Laborers'
                         International Union of North America. He has also served as Vice President and President of the Southern
                         California District Council of Laborers. Mr. Quevedo is the CoChairman of the Laborers' Pension Trust, the Laborers' Health and Welfare Trust, the Laborers'
                         Vacation Trust, and the Laborers' Training and
                         Retraining Trust. Mr. Quevedo's business address is c/o
                         Southern California District Council of Laborers, 4399
                         Santa Anita Avenue, Suite 204, El Monte,

                                     California 91731.

William B. Rosenberg                 Mr.Rosenberg has been an elected member of
                                     the Board since July 1993. He is the Vice
                                     Chair of the Benefits and Program
                                     Administration and the Health Benefit
                                     Committees. He also serves on the Finance and Investment Committees. Mr. Rosenberg, who is retired, spent more than seven years with CalPERS as a retirement specialist and 14 years as a consultant and contract compliance officer with the State
                                     Department of Fair Employment and Housing.
                                     Mr. Rosenberg's current address is c/o 5362
                                     North Algarrobo Street, Laguna Woods,
                                     California 92653.

Charles P. Valdes                    Mr.Valdes has been an elected member of the
                                     Board since 1984. His current term expires
                                     January 15, 2002. He is currently Chair of the Performance and Compensation Committee and a member of the Health Benefits, Finance and Ad Hoc Internal Board
                                     Governance Committees. Mr. Valdes is a
                                     Deputy Attorney IV for the California
                                     Department of Transportation. Mr. Valdes' current address is c/o California
                                     Department of Transportation, 1 120 N
                                     Street, Sacramento, California 95814.

Executive Officers of CalPERS

Name                                 Principal Occupation and Employment History
----                                 -------------------------------------------

James E. Burton                      Mr. Burton has been the Chief Executive
                                     Officer of CalPERS since October 1994.
                                     Previously, Mr. Burton served as Assistant
                                     Executive Officer for CalPERS investment operations, supervising investment operations in all asset classes, including both domestic and international public and private markets, coordinating internal investment policy, and representing CalPERS on investment-related legislation. Prior to joining CalPERS in 1992, Mr. Burton was
                                     Deputy State Controller, advising the State
                                     Controller on public pension, government borrowing, and state finance issues.
                                     Burton's career in California government also includes leadership positions as
                                     Executive Director of the Commission on
                                     State Finance, Deputy Chief of Staff to
                                     former Governor Jerry Brown, Executive
                                     Secretary of the Pooled Money Investment
                                     Board, and Assistant Executive Officer of the State Board of Control. Mr. Burton is currently Second Vice President and a member of the Executive Committee of the National Association of State Retirement
                                     Administrators. He also serves on the
                                     National

                           Nominating  Committee of NASD, Inc.

James H. Gomez             Mr. Gomez was appointed to the position of Deputy
                           Executive Officer of CalPERS in December of 1996.
                           Prior to joining CalPERS, Mr. Gomez was the Director of the California Department of Corrections. Mr.
                           Gomez also served the California Department of Corrections as Chief Deputy Director from 1983 to
                           1989 and from 1989 to 1991 he was Deputy County
                           Executive for Santa Clara County. Prior to 1983, he held several senior management positions with the California Department of Social Services, serving as
                           Deputy Director of the department from 1978 to 1983.
                           Mr. Gomez is a member of the National Institute of Corrections Advisory Board.

Daniel M. Szente           Mr. Szente has served as the Chief Investment Officer
                           for CalPERS since July 2000 and is responsible for managing the public pension fund. Prior to joining
                           CalPERS, he held the position of Executive Vice
                           President and Director of Research for
                           Pennsylvania-based McGlinn Capital Management from
                           1998 to 2000. Prior to that from 1995 to 1998, Mr.
                           Szente was employed by the Howard Hughes Medical
                           Institute. Mr. Szente has more than 16 years' investment policy and management experience in the public sector, serving as Assistant Director of Investments of the State Teachers Retirement System of Ohio.

Vincent P. Brown           Mr. Brown has served as Assistant Executive Officer
                           for Financial and Administrative Services of CalPERS since May 1995. He is responsible for the overall management of a variety of CalPERS functions, including financial accounting systems, budgets, information technology, human resources, and administrative and general support programs. Prior to joining CalPERS, Mr. Brown served as Chief of Administrative Services and Assistant Program Budget
                           Manager for the California Department of Finance.
                           With over 20 years of public service, Mr. Brown has held numerous financial, administrative, and managerial positions in both the executive and legislative branches of government in New York and California.

Barbara Hegdal             Ms. Hegdal was named Assistant Executive Officer of
                           the Member and Benefit Services Branch for CalPERS in
                           December of 1997. Ms. Hegdal has worked for CalPERS in various capacities since 1976, including Chief of the Member Services Division, interim Assistant
                           Executive Officer of the Member and Benefit Services
                           Branch, Chief

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                         of the Benefit Application Services Division, Assistant
                         Chief of the Benefits Division, Manager of the Retirement Eligibility and Payment Section for the Benefits Division, and Manager of the Management Analysis Section for the Administration Division.

Robert D. Walton         Mr. Walton is the Assistant Executive Officer in charge
                         of Governmental Affairs and Planning and Research for CalPERS and represents CalPERS at the California
                         Legislature and works with the CalPERS federal lobbyist in Washington, D.C. He also oversees the CalPERS
                         Strategic Planning activities, Information Security, and the Customer Service project, as well as the CalPERS Annual Plan. Mr. Walton began working for
                         CalPERS in March 1971 and has more than 26 years experience with CalPERS, including responsibility for Financial Services, Human Resources, Public Affairs,
                         Information Technology, the Health Benefits Program,
                         Actuarial Services, Field Services, Administrative
                         Support Services and the Long-Term Care Program. He also served with the California Department of General
                         Services from 1974 to 1978.

Allen D. Feezor          Mr. Feezor became the Assistant Executive Officer of
                         Health Benefits Services for CalPERS in January 2000.
                         Prior to joining CalPERS, Mr. Feezor served as Vice
                         President for Planning, Marketing, and Managed Care for
                         University Health Systems of Eastern Carolina. He served as Chief Deputy Commissioner for the North
                         Carolina Department of Insurance from 1985 to 1995.
                         From 1985 to 1988 he also served as chief executive of the 430,000-member North Carolina Teachers', State
                         Employees' and Retirees' Health Plan. Mr. Feezor has also served as the Senior Washington (D.C.)
                         Representative for the Blue Cross/Blue Shield
                         Association from 1978 to 1985. He serves on the Board of Directors of Pacific Business Group on Health and
                         The Integrated Health Association.

Robert Aguallo           Mr. Aguallo has served as the Assistant Executive
                         Officer of Investment Operations for CalPERS since
                         February 1995. Mr. Aguallo administers internal and external investment operations in all of CalPERS major asset classes, including both domestic and international private and public markets, coordinating internal investment policy, and representing CalPERS on investment-related legislation at both the state and federal level. He advises the Chief Investment Officer on strategic investment policies and ensures applicability of policy and procedures to state law and regulations for the

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                             trust fund. Prior to his current position, Mr.
                             Aguallo served six years as Assistant Executive Officer for CalPERS Financial and Administrative Services.


Kayla J. Gillan              Ms. Gillan was appointed General Counsel of CalPERS
                             in August 1996 and manages the CalPERS Legal
                             Office. Ms. Gillan serves as chief legal advisor to the CalPERS Board of Administration and executive staff on pension and trust law, tax law, health care, investments, and corporate governance. Ms.
                             Gillan has been with CalPERS since 1986, serving as Staff Counsel from 1986 to 1990 and as Deputy
                             General Counsel from 1990 to 1996. Prior to joining
                             CalPERS, Gillan was in the private practice of law, specializing in labor and personal injury litigation.

Dr. Ronald L. Seeling        Dr. Seeling has served as the Chief Actuary for
                             CalPERS since October 1994 and oversees and directs the CalPERS actuarial staff and external consultants in establishing the liability and contribution requirements of the State of California, schools, and contracting agencies. He recommends the adjustment of reserves and changes in actuarial laws, rates, and tables. Dr. Seeling provides independent advice and counsel on actuarial issues to the CalPERS Board of administration and the Benefits and Program
                             Administration Committee. He is responsible for evaluating, developing, and implementing the actuarial policies and procedures of the Board.
                             Prior to joining CalPERS, Dr. Seeling served as a managing consultant and actuary in the Atlanta office of William M. Mercer, a benefit-consulting firm. He also served as legislative actuary for the State of Louisiana for six years prior to joining
                             Mercer.

Patricia K. Macht            Ms. Macht has served as Chief of the Office of
                             Public Affairs for CalPERS since August 1995 and is responsible for developing and administering communications and public relations programs for the system. She advises the Board of Administration and Executive Staff on communications issues and policies. Prior to her current position, Ms. Macht worked for the California Integrated Waste
                             Management Board where over a four-year period she served as Assistant Director of Public Affairs and Deputy Director of Waste Prevention and Education.
                             Prior to her career in public service, Ms. Macht was communications manager for AmeriGas Propane, a national energy company.

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